Exhibit 99.1

FOR RELEASE May 11, 2011 8:00 pm Eastern Time

3SBio Inc. Announces Unaudited First Quarter 2011 Results

Net revenues grew 22.7% year-on-year to RMB118.2 million (US$18.1 million)

Reiterates 2011 net revenues guidance of US$76-US$82 million

Submitted application to conduct clinical trials of voclosporin in China

Seeking regulatory approval for EPIAO in selected PICS markets

SHENYANG, CHINA — May 12, 2011 — 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or “the Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced its unaudited financial results for the first quarter ended March 31, 2011.

First Quarter 2011 Financial Highlights:

•                Total net revenues increased by 22.7% over the first quarter of 2010 to RMB118.2 million (US$18.1 million), compared to RMB96.4 million (US$14.1 million) in the first quarter of 2010.

•                Operating income was RMB24.2 million (US$3.7 million), compared to operating income of RMB28.2 million (US$4.1 million) in the first quarter of 2010.

•                Net income was RMB22.2 million (US$3.4 million), compared to net income of RMB26.7 million (US$3.9 million) in the first quarter of 2010.

•                Net income per American Depositary Share (“ADS”) on a fully-diluted basis was RMB0.99 (US$0.15) compared to net income per ADS on a fully-diluted basis of RMB1.22 (US$0.18) for the first quarter of 2010.

•                Cash, cash equivalents and time deposits were RMB711.4 million (US$108.6 million, including restricted cash of RMB0.7 million) at March 31, 2011.

First Quarter 2011 Business Highlights

Operations

•             EPIAO, the Company’s flagship injectable recombinant human erythropoietin (EPO) product, demonstrated strong growth with net revenue in the first quarter of 2011 rising 20.3% to RMB68.8 million (US$10.5 million), compared to RMB57.2 million (US$8.4 million) in the first quarter of 2010.

•             Net revenues for TPIAO, the Company’s novel recombinant human thrombopoietin (TPO) product, increased by 25.8% to RMB37.7 million (US$5.8 million) in the first quarter of 2011, compared to RMB30.0 million (US$4.4 million) in the first quarter of 2010.

•             Net revenues for Iron Sucrose Supplement increased by 17.9% to RMB4.9 million (US$0.7 million) in the first quarter of 2011, compared to RMB4.1 million (US$0.6 million) in the first quarter of 2010.

•             Net export revenues increased by 38.7% to RMB4.2 million (US$0.6 million), accounting for 3.6% of total net revenue in the first quarter of 2011, compared to RMB3.1 million (US$0.4 million), or 3.2% of net revenues in the first quarter of 2010.  The increase was partly attributable to increased sales to Egypt and Thailand.

Regulatory

•                  The Chinese State Food and Drug Administration (“SFDA”) granted manufacturing approval in January 2011 for a TPIAO label extension for the treatment of Immune Thrombocytopenia (“ITP”).  There are an estimated 260,000 patients suffering from ITP in China, with more than half of these patients resistant to conventional steroid treatment.

•                  On March 29, 2011 we submitted an application to the SFDA to conduct clinical trials of voclosporin in China, a new generation of calcineurin inhibitors for use in the prevention of organ rejection following transplantation and the treatment of autoimmune disease in Phase III development globally.

Partnerships and Business Development

•                  We are working with a partner on an application to obtain regulatory approval for EPIAO in Malaysia as our first step to obtaining approval in one of the Pharmaceutical Inspection Cooperation Scheme (“PICS”) countries.

•                  Discussions are ongoing with potential partners regarding the international development of Uricase-PEG20 (pegsiticase), a treatment for refractory gout acquired in the fourth quarter of 2010.

Dr. Jing Lou, chief executive officer of 3SBio, commented:  “We remain on track to achieve our key objectives for 2011 and reiterate our full year guidance of 20-30% top line growth. We launched our marketing and educational campaign in key cities for the recently approved TPIAO for ITP indication. We also submitted an application to the SFDA to conduct clinical trials for voclosporin. We are now working with a partner to obtain regulatory approval for EPIAO in Malaysia. If successful, it will be one of the first biosimilar EPO products to be approved in Malaysia, one of the 39 members of the Pharmaceutical Inspection Cooperation Scheme (“PIC/S”). Our export sales efforts continue to focus on forming strong marketing partnerships and seeking regulatory approval in those developed markets where our new state-of-the-art production facility, low production costs and recognized product quality provide us with a commercial edge over our international competitors.”

Three Months Ended March 31, 2011 Unaudited Financial Results

Net revenues. Net revenues increased by 22.7% to RMB118.2 million (US$18.1 million) for the first quarter of 2011 from RMB96.4 million (US$14.1 million) for the same period in 2010. This increase was largely due to continued strong sales of EPIAO and TPIAO which grew by 20.3% and 25.8%, respectively, over the same period in 2010. TPIAO remained 3SBio’s second largest revenue contributor in the quarter, accounting for an all-time high of 31.9% of total net revenues. Export sales increased by 38.7% year-on-year to RMB4.2 million (US$0.6 million), and revenues from Iron Sucrose rose 17.9% year-on-year to RMB4.9 million (US$0.7 million).

Gross profit. As a result of continued sales growth from key products, gross profit for the first quarter of 2011 increased by 15.9% to RMB102.9 million (US$15.7 million) from RMB88.8 million (US$13.0 million) for the same period in 2010. Gross margins declined 5.0% to 87.1% for the first quarter of 2011 from 92.1% for the same period in 2010. The decline was mainly attributable to new plant depreciation and increased material, labor and energy costs.

Operating expenses. Operating expenses were RMB78.7 million (US$12.0 million) for the first quarter of 2011, representing an increase of 30.0% from RMB60.6 million (US$8.9 million) for the same period in 2010.

•                  Research and development (“R&D”) costs.  R&D costs for the first quarter of 2011 were RMB7.8 million (US$1.2 million), or 6.6% of net revenues, compared to RMB4.7 million (US$0.7 million), or 4.9% of net revenues, for the same period in 2010. The increase is attributable to increased labor costs, clinical trials and testing expenses.

•                  Sales, marketing and distribution expenses.  Sales, marketing and distribution expenses for the first quarter of 2011 were RMB55.4 million (US$8.5 million), or 46.8% of net revenues, compared to RMB42.8 million (US$6.3 million), or 44.4% of net revenues, for the same period in 2010. The increase is mainly attributable to increased sales efforts and marketing activities, including the launch of TPIAO’s recently approved indication for ITP.

•                  General and administrative expenses. General and administrative expenses for the first quarter of 2011 were RMB15.6 million (US$2.4 million), or 13.2% of net revenues, compared to RMB13.1 million (US$1.9 million), or 13.5% of net revenues for the same period in 2010.

Operating income.  Operating income was RMB24.2 million (US$3.7 million) for the first quarter of 2011, a 14.3% decrease from operating income of RMB28.2 million (US$4.1 million) for the same period in 2010. Operating margin for the first quarter of 2011 was 20.5%, an 8.8% decline from operating margin of 29.3% for the same period in 2010. The decline in operating margin in primarily due to increased depreciation expenses related to the new plant and increased labor costs.

Interest income. Net interest income was RMB3.6 million (US$0.6 million) for the first quarter of 2011, compared to RMB3.1 million (US$0.5 million) for the same period in 2010.

Net income. Net income was RMB22.2 million (US$3.4 million) for the first quarter of 2011, a 16.8% decrease over net income of RMB26.7 million (US$3.9 million) for the same period in 2010. Net income per ADS on a fully-diluted basis for the first quarter of 2011 decreased to RMB0.99 (US$0.15) compared to RMB1.22 (US$0.18) for the same period in 2010. Net margin for the first quarter of 2011 was 18.7%, a 9.0% decrease over net margin of 27.7% for the same period in 2010.

Conference Call

3SBio’s senior management will host a conference call at 5:00am (US Pacific) / 8:00am (US Eastern) / 8:00pm (Beijing) on Thursday, May 12, 2011 to discuss its first quarter 2011  unaudited financial results and recent business activity. The conference call may be accessed using the dial-in numbers below:

Conference ID: 64963899

Local dial-in:
China landline 800-819-0121
China mobile 400-620-8038
Hong Kong  852-2475-0994

International toll-free dial-in:
Hong Kong  800930346
United Kingdom  080-8234-6646
United States  1-866-519-4004

International toll dial-in: 65 6723 9381

Replay- Conference ID: 64963899
A telephone replay will be available two hours after the call until May 19, 2011 at:
International dial-in:  61-2-8235-5000
United States dial-in: 1-866-214-5335

Webcast
A live webcast of the conference will be available on the investor relations page of 3SBio’s website at http://bbs.3sbio.com/en/News/xinvestors.aspx  and at http://tinyurl.com/3SBio2011Q1

A replay of the webcast will be available within one hour after the conclusion of the call.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments and modifications. The audited financial statements and related notes are to be included in the Company’s annual report on Form 20-F for the year ending December 31, 2011. Adjustments and modifications to the financial statements may be identified during the course of the audit work, which could result in significant differences from this preliminary unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.5483 to US$1.00, the noon buying rate for US dollars in effect on March 31, 2011 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.  A rate of 6.8258 was used for comparative purposes as of March 31, 2010, which was the noon buying rate for US dollars on that date for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About 3SBio Inc.

3SBio is a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China.  Its focus is on addressing large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases.  With headquarters and GMP-certified manufacturing facilities in Shenyang, PRC, 3SBio employs over 700 people. Shares trade in the form of American Depositary Shares (ADSs) on the NASDAQ stock market under the ticker symbol “SSRX”. Please see www.3SBio.com for more information.

Safe Harbor Statement

Certain statements in the disclosures of 3SBio, Inc. (“3SBio”) with respect to  the fiscal year 2011 and the first quarter (“Disclosures”) that are not purely historical in nature may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The Disclosures include the press release, the conference call and any accompanying materials, and any other information issued, released or publicized by 3SBio with respect to the fiscal year 2011 and the first quarter.

These forward-looking statements address activities, events, conditions, or developments that we currently expect may occur in the future, and include, but may not be limited to, discussions and statements regarding revenue guidance, business objectives, dialysis treatment growth, market size as indicated by addressable patients number or disease prevalence rate, product development,  clinical trial progress, regulatory approval process, results of collaborations, acquisitions and licensing, exports and new markets expansion, impact of government policies and regulations, production capacity, capital expense, investment portfolio management, and future operations and strategies. Forward-looking statements can be identified by such terminology as “believe,” “expect,” “plans,” “strategy,” “potential”, “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “will” or “would”, “may” or “might”, and words, phrases, expressions, and usages of similar meaning or substance or the negative of such words, phrases, expressions and usages.

Forward-looking statements are based on management’s current assumptions, beliefs, expectations, and projections, in light of the information currently available, and actual results could differ materially from those implied or expressed by the forward-looking statements. Among the factors that could cause 3SBio’s actual results to differ from what 3SBio currently anticipates may include: government actions and measures; the ability of 3SBio or any source it relies on to estimate or forecast accurately; competition from other domestic and foreign pharmaceutical companies; the market growth for pharmaceutical products in China; market acceptance of 3SBio products; hospital or patient demand for our products; the completion and results of 3SBio’s ongoing clinical trials; receipt and timing of regulatory approvals for 3SBio’s new products and indications; risks associated with collaborations, licensing, and acquisitions; regulatory and other requirements in new markets; risks in seeking international certification and approvals; 3SBio’s ability to expand its production, sales and distribution network and other aspects of its operations; its ability to effectively protect its intellectual property; changes in the healthcare industry and in the health insurance system in China; and fluctuations in general economic and business conditions in China.

For additional information on factors identified above and other risk factors, uncertainties and assumptions that may affect 3SBio’s business, financial conditions and results of operations, please refer to 3SBio’s filings with the Securities and Exchange Commission at www.sec.gov, and, in particular, “Introduction — Cautionary Statement concerning Forward Looking Statements”, Item 3.D “Risk Factors”, Item 5. “Operating and Financial Review and Prospects”, and other applicable discussions in 3SBio’s annual report on Form 20-F for the year ended December 31, 2009.

All the statements in the Disclosures speak as of the date of the initial release, even if subsequently made available on our website or otherwise. 3SBio undertakes no obligation to update or revise these statements after the date of release, whether as a result of new information, subsequent events or otherwise, except as required by law.

Investor Contacts

Bo Tan	Tom Folinsbee
Chief Financial Officer	Director of Investor Relations
3SBio Inc.	3SBio Inc.
Tel: + 86 24 2581-1820	Tel: + 852 8191-6991
ir@3SBio.com	ir@3SBio.com

3SBio Inc.

Unaudited consolidated balance sheets

(expressed in thousands)

	December 31 2010	March31 2011	March31 2011
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Assets

Current assets

Cash and cash equivalents	153,250	182,026	27,797
Restricted cash	1,662	663	101
Time deposits with financial institutions	378,405	408,734	62,418
Accounts receivable, less allowance for doubtful accounts:
December 31, 2010— RMB2,663; March 31, 2011 — RMB2,585(US$395)	78,500	91,237	13,933
Notes receivable	55,646	42,597	6,505
Inventories	21,718	19,119	2,920
Prepaid expenses and other receivables	39,390	15,977	2,440
Available-for-sale securities	50,667	46,603	7,117
Prepaid to related parties	12,000	12,000	1,833
Deferred tax assets	2,198	2,319	354

Total current assets	793,436	821,275	125,418

Time deposits with financial institutions	120,000	120,000	18,325
Available-for-sale securities	12,697	12,652	1,932
Investment in non-consolidated affiliates	3,835	3,329	508
Property, plant and equipment, net	199,456	197,823	30,210
Lease prepayments	8,188	8,099	1,237
Non-current deposits	1,555	2,366	361
Intangible assets, net	44,299	43,297	6,612
Long term receivables, less allowance for doubtful accounts:
December 31, 2010 - RMB 858; March 31, 2011 - RMB818 (US$125)	2,558	3,066	468
Deferred tax assets	373	355	54

Total assets	1,186,397	1,212,262	185,125

Liabilities and shareholders’ equity

Current liabilities

Accounts payable	5,030	3,255	497
Deferred grant income	1,374	374	57
Accrued expenses and other payables	39,552	42,709	6,522
Income tax payable	1,986	6,314	964

Total current liabilities	47,942	52,652	8,040

Deferred grant income	2,402	2,310	353

Total liabilities	50,344	54,962	8,393

Shareholders’ equity

Share capital - ordinary shares US$0.0001 par value, 500,000,000 shares authorized, 152,654,148 and 152,741,051 issued and outstanding as of December 31, 2010 and March 31, 2011, respectively	123	123	19
Additional paid-in capital	946,717	951,432	145,295
Accumulated other comprehensive loss	(89,531)	(95,161)	(14,534)
Retained earnings	278,744	300,906	45,952

Total shareholders’ equity	1,136,053	1,157,300	176,732

Total liabilities and shareholders’ equity	1,186,397	1,212,262	185,125

3SBio Inc.

Unaudited quarterly consolidated statements of income

(expressed in thousands, except per share , per ADS and other share and ADS data)

	For the Three Months Ended		For the Three Months Ended
	March 31,2010		March 31,2011
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Revenues:
EPIAO	57,212	8,382	68,801	10,507
TPIAO	29,985	4,393	37,719	5,760
Intefen	1,337	196	1,205	184
Inleusin	533	78	608	93
Iron sucrose	4,118	603	4,857	742
Export	3,056	448	4,238	647
Others	135	20	807	123

Total net revenues	96,376	14,120	118,235	18,056
Cost of revenues	(7,595)	(1,113)	(15,300)	(2,336)

Gross profit	88,781	13,007	102,935	15,720

Operating expenses
Research and development costs	(4,682)	(686)	(7,750)	(1,184)
Sales, marketing and distribution expenses	(42,816)	(6,273)	(55,360)	(8,454)
General and administrative expenses	(13,057)	(1,913)	(15,624)	(2,386)

Total operating expenses	(60,555)	(8,872)	(78,734)	(12,024)

Operating income	28,226	4,135	24,201	3,696

Interest income	3,142	460	3,622	553
Grant income	94	14	1,094	167
Loss from investment in non-consolidated affiliates	—	—	(506)	(77)
Other income, net	151	22	106	16
Total other income, net	3,387	496	4,316	659

Income before income tax expense	31,613	4,631	28,517	4,355
Income tax expense	(4,962)	(727)	(6,355)	(970)

Net income	26,651	3,904	22,162	3,385

Net income per share:
Basic	0.17	0.03	0.15	0.02
Diluted	0.17	0.03	0.14	0.02
Basic weighted average number of shares outstanding	150,727,665	150,727,665	152,706,964	152,706,964
Diluted weighted average number of shares outstanding	153,515,059	153,515,059	156,974,480	156,974,480

Net income per ADS:
Basic	1.22	0.18	1.02	0.16
Diluted	1.22	0.18	0.99	0.15
Basic weighted average number of ADSs outstanding	21,532,524	21,532,524	21,815,281	21,815,281
Diluted weighted average number of ADSs outstanding	21,930,723	21,930,723	22,424,926	22,424,926